CHURCHILL CAPITAL CORP. IX

640 Fifth Avenue, 14th Floor

New York, NY 10019

April 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon

Re:	Churchill Capital Corp IX

Registration Statement on Form S-1

Filed March 22, 2024, as amended

File No. 333-278192

Ms. Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Churchill Capital Corp IX hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, May 1, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP